Filed by SolarCity Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SolarCity Corporation

(Commission File No. 001-35758)

Date: October 12, 2016

The following is a press release issued by SolarCity Corporation on October 12, 2016.

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SolarCity Announces Special Meeting of Stockholders

SAN MATEO, Calif. – Oct 12, 2016, SolarCity Corporation (NASDAQ: SCTY) today announced the time and place for the Special Meeting of Stockholders to vote on Tesla Motor’s (NASDAQ: TSLA) proposed acquisition.

Date: Thursday, November 17, 2016

Time: 11:00 a.m. Pacific Time

Place: Crowne Plaza: 1221 Chess Drive, Foster City, CA 94404

SolarCity shareholders are encouraged to vote their shares as part of this process. Any SolarCity shareholder who owned shares as of September 23, 2016 is eligible to vote and will receive mailed instructions on how to do so in the coming days. Shareholders can vote by phone, online or mail any time on or before 11:59 p.m. Pacific Time on November 16, 2016. The process for voting may differ depending on how shares are held, so it is important for shareholders to carefully review and follow the specific voting instructions on the proxy card.

For questions about how to vote SolarCity shares, shareholders may contact MacKenzie Partners, which is assisting SolarCity in connection with the vote, toll-free at 800-322-2885 or collect at 212-929-5500.

Tesla published a blog post this morning to provide additional detail on what a combination with SolarCity will make possible, including the companies’ product development and integration plans; available at https://www.tesla.com/blog/update-teslas-combination-solarcity.

About SolarCity

SolarCity® (NASDAQ: SCTY) provides clean energy. The company has disrupted the century-old energy industry by providing renewable electricity directly to homeowners, businesses and government organizations for less than they spend on utility bills. SolarCity gives customers control of their energy costs to protect them from rising rates. The company makes solar energy easy by taking care of everything from design and permitting to monitoring and maintenance. Visit the company online at www.solarcity.com and follow the company on Facebook & Twitter.

FORWARD-LOOKING STATEMENTS; ADDITIONAL INFORMATION

Certain statements in this document, including statements relating to the proposed combination of SolarCity Corporation (“SolarCity”) and Tesla Motors, Inc. (“Tesla”) and the combined company’s future financial condition, performance and operating results, strategy and plans are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. In addition to factors previously disclosed in Tesla’s and SolarCity’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the transaction, including requisite approval by Tesla and SolarCity stockholders, on a timely basis or at all; delay in closing the transaction; the ultimate outcome and results of integrating the operations of Tesla and SolarCity and the ultimate ability to realize synergies and other benefits; business disruption following the transaction; the availability and access, in general, of funds to meet debt obligations and to fund ongoing operations and necessary capital expenditures; and the ability to comply with all covenants in the indentures and credit facilities of Tesla and SolarCity, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross-default provisions.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Tesla’s and SolarCity’s most recent reports on Form 10-K and Form 10-Q and other documents of Tesla and SolarCity on file with the Securities and Exchange Commission. Tesla’s and SolarCity’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statements made or incorporated by reference herein are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, Tesla and SolarCity undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The transaction will be submitted to the stockholders of each of SolarCity and Tesla for their consideration. In connection with the proposed merger, Tesla has filed with the SEC a Registration Statement on Form S-4 (Registration Statement No. 333-213390) containing a joint proxy statement/prospectus of SolarCity and Tesla. The Registration Statement was declared effective by the SEC on October 12, 2016, and SolarCity and Tesla plan to mail the definitive joint proxy statement/prospectus to stockholders of SolarCity and Tesla on or about October 13, 2016. Tesla and SolarCity also plan to file other relevant documents concerning the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOLARCITY AND TESLA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website, www.sec.gov.

NO OFFER OR SOLICITATION

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

SolarCity, Tesla, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SolarCity and Tesla stockholders in connection with the proposed transaction. Information regarding the interests of the persons who may, under the rules of the SEC, be deemed participants in the solicitation of SolarCity and Tesla stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus, which was filed with the SEC on October 12, 2016. You can find more detailed information about SolarCity’s executive officers and directors in its definitive proxy statement filed with the SEC on April 21, 2016. You can find more detailed information about Tesla’s executive officers and directors in its definitive proxy statement filed with the SEC on April 15, 2016.